George Castillo – Director

Mr. George Castillo, CRD# 1936486, has over 25 years of experience in the securities industry. Mr. Castillo is currently the President of Glendale Securities, Inc. His career began at Jefferies & Company where he did cash & stock dividends. He has over 11 years of market making experience in NMS, bulletin board and pink sheets stocks, making up to 85 securities at a time. He was appointed assistant trading manager responsible for co-managing 8 NASDAQ Market Makers and 5 listed traders. George also has vast operational experience and has managed mutual fund departments and reorganization departments. He has extensive hands on experience with several aspects of the securities industry including stocks, mutual funds, fixed income securities options, corporate actions, dividends, and reorganization. George Castillo has previously worked at four different correspondent clearing firms and operated in several clearing capacities. He currently holds series 7, 24, 63, 55, and 4